SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

(Report No. 2)

Commission File Number

001-40554

Eco Wave Power Global AB (publ)

(Translation of registrant’s name into English)

52 Derech Menachem Begin St.

Tel Aviv – Yafo, Israel 6713701

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒   Form 40-F  ☐

CONTENTS

On January 26, 2023, Eco Wave Power Global AB (publ) ( “Eco Wave Power”) issued a press release titled “Joined by Philanthropist Melanie Lundquist and Impact Investor Kat Taylor, Inna Braverman CEO of Eco Wave Power Unveiled United States’ First Onshore Wave Energy Technology at the Port of Los Angeles” a copy of which is furnished as Exhibit 99.1 with this Report of Foreign Private Issuer on Form 6-K.

Exhibit No.
99.1	Press release dated January 26, 2023, titled “Joined by Philanthropist Melanie Lundquist and Impact Investor Kat Taylor, Inna Braverman CEO of Eco Wave Power Unveiled United States’ First Onshore Wave Energy Technology at the Port of Los Angeles.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Eco Wave Power Global AB (publ)

By:	/s/ Aharon Yehuda
Aharon Yehuda
Chief Financial Officer

Date: January 26, 2023

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